UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Fifth Tranche of Debt Financing

On July 16, 2025, the Company consummated the fifth tranche of its debt financing under the terms of the Securities Purchase Agreement referenced in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2024. The Form 6-K filed with the SEC on August 16, 2024 is incorporated by reference herein. At the closing of the fifth tranche, the Company sold to the Investor a senior convertible note (the “Note”) in the original principal amount of $2,000,000. The Note bears an interest rate of 14.75% per annum. The maximum number of Class A Ordinary Shares of the Company, no par value, which this note is issuable into is 6,923,990, based on a conversion price of $0.63 and assuming an interest rate of 14.75% through the fifty-four (54) month maturity of the Notes. Further the conversion price of the Note is subject to proportional adjustment upon the occurrence of any stock split, stock dividend, stock combination and/or similar transactions, and full-ratchet adjustment in connection with a subsequent offering at a per share price less than the fixed conversion price then in effect. The holder of the Note may convert any portion of the outstanding portion of the Note into validly issued, fully paid and non-assessable Class A Shares at the conversion price. No fractional Class A Shares are issuable upon any such conversion. If the issuance would result in the issuance of a fraction of a Class A Share, the Company shall round such fraction of a Class A Share up to the nearest whole share. The form of the Note is filed as Exhibit 4.1 hereto. The foregoing is only a brief description of the Note and such description is qualified in its entirety by reference to the full text of the Note, filed as Exhibit 4.1 hereto.

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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